Video Transcription and Images on Campaign

Location: Pitch Video and images located on top of campaign

Video
Speaker: Adams Chimera, CEO of Root’d
Transcription:
“Hey friends, Im Adams, cofounder of Root’d . We make the worlds first sparkling vitamin drink mixes for women, men, and special formula for prenatal moms to be. Before Rootd the only options for us was to choose we had was choking down a pill or chewing on a sugar gummy to get our supplements in, so were giving people the long over due third option to with a powder form. The super cool thing is the Rootd is not just easier, its way better too. With a normal multi you get vitamins and minerals. With Rootd you get the essential vitamins and minerals you get everyday plus organic super greens digestive probiotics and sugar free electrolytes. Getting an actual boost from your daily multi. You can find roots coast to coast at retailers like sprouts or gnc dot com at rootd we are rootd to a mission to help people and the planet to get healthier. So we obsess over the perfect supplement and then we donate one percent to the land to plant new trees and then one percent to the ocean to remove plastics. I cant wait for you to feel the boost from rootd and cheers to your health.”

Images


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Root'd™
SPARKLING VITAMIN MIX